SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

MELLON OPTIMA L/S STRATEGY FUND, LLC

(Name of Issuer)

MELLON OPTIMA L/S STRATEGY FUND, LLC

(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Peter M. Sullivan, Esq.

BNY Mellon Financial Center

One Boston Place, 024-0081

Boston, Massachusetts 02108

Telephone: (617) 722-7716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2533

March 25, 2019

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$75,000,000.00 (a)	$9,090 (b)

(a)	Calculated as the aggregate maximum repurchase price for Units.
(b)	Calculated at $121.20 per million of Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,848.00	Filing Party: MELLON OPTIMA L/S STRATEGY FUND, LLC
Form or Registration No.: SC TO-I, Registration No. 005-81011	Date Filed: March 25, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 25, 2019 by Mellon Optima L/S Strategy Fund, LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $40,000,000 of units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Offer amount is being increased to an aggregate of $75,000,000 of Units, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on Friday, April 26, 2019, in accordance with Rule 13e-4(f)(1)(ii).

The information contained in the Supplement to Notice of Offer to Purchase, dated April 12, 2019, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MELLON OPTIMA L/S STRATEGY FUND, LLC

By:	/s/ TED A. BERENBLUM
Name: Ted A. Berenblum
Title: President

April 12, 2019

Appendix A

MELLON OPTIMA L/S STRATEGY FUND, LLC

One Boston Place, 024-0081

Boston, Massachusetts 02108

SUPPLEMENT TO NOTICE OF OFFER TO PURCHASE,

DATED APRIL 12, 2019

To the Members of Mellon Optima L/S Strategy Fund, LLC:

This Supplement relates to the Notice of Offer to Purchase originally mailed to you on March 25, 2019 in connection with the offer (the “Offer”) by Mellon Optima L/S Strategy Fund, LLC (the “Fund”) to repurchase units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Fund has decided to extend the Offer until 12:00 midnight, Eastern Time, on Friday, April 26, 2019, and to increase the amount of Units the Fund is offering to purchase from $40,000,000 to an aggregate of $75,000,000. All of the other terms of the original Offer remain unchanged.

In addition, consistent with the disclosure contained in the Fund’s Confidential Memorandum dated August 2018 and in the Offer, Mellon Hedge Advisors LLC, the Fund’s investment adviser (“MHA”), expects that it will continue to recommend to the Fund’s Board of Directors that the Fund offer to repurchase Units from investors in the Fund twice each year, including an offer to repurchase Units as of December 31, 2019.

All tenders of Units must be received by MHA, either by mail or by email (if by email, please deliver an original, executed copy promptly thereafter) in good order by Friday, April 26, 2019 in accordance with the instructions provided in the Offer.

If you have any questions, please refer to the Offer to Purchase document, which you previously received and which contains additional important information about the tender offer, or call Anthony J. Mastrocola at MHA at (877) 257-0004.

Sincerely,

Mellon Optima L/S Strategy Fund, LLC